UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUMMARY OF EDENOR’S S.A. Extraordinary General SHAREHOLDER’s MEETING N.º 71

On the 28th days of April 2020, at 11:00 a.m., in compliance with the Mandatory and Preventive Social Isolation stated by Emergency Decree 297/20 successively extended to date and in compliance with dispositions of General Resolution N° 830/2020 of the National Securities Committee (“CNV”) the Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.)’s shareholders held a remote meeting by the “Microsoft Teams” IT platform.

Participants:

Representative of Shareholder Pampa Energía S.A.’s (“PESA”) Mr. Juan Manuel Recio; representative of shareholder ANSES-FGS Law 26.425 (“ANSES”),Mrs. Paola Lorena Rolotti; representative of shareholder The Bank of New York ADRS (“BONY”), Mrs. María Belén Albornoz and representative of shareholder Alejandro Torres, Mrs. Victoria Hitce; the Chairman of Board of Directors, Mr. Ricardo Alejandro Torres; and Directors Gustavo Mariani, María Carolina Sigwald, Diego Martín Salaverri, Gustavo Jorge Capatti, Carlos Alberto Iglesias, María José Wuille Bille and Carlos Alberto Lorenzetti; members of the Auditing Comission Messrs.  Daniel Abelovich, Germán Wetzler Malbrán and Jorge Roberto Pardo; the representative of Bolsas y Mercados Argentinos S.A.Mr. Pablo Gustavo Salina; and the representative of the  National Securities Committee (“CNV”) Mr. Rodrigo Octavio Zárate.

Shareholders:

Upon closing the Share Ledger and Attendance Record Book 4 (four) shareholders were registered who duly submitted to the Company their holding certificates issued in digital format by Caja de Valores S.A totalizing 826.413.106 common book entry shares, registered, entitled to 1 (one) vote each from which 462.292.111 shares are class A (representing a capital stock of $462.292.111) and 364.120.995 shares corresponding to Class B (representing a capital stock of $364.120.995), which implied a quorum of 94,43% of capital stock. It was informed that as soon as the current emergency measures which restrict circulation are terminated, the transcription of said information to the  Share Ledger and Attendance Record Book will be performed for its subsequent subscription.

The shareholder PESA registered with 462.292.111 Class A shares, BONY registered with120.000.000 Class B shares and shareholder Ricardo Alejandro Torres con 1.121.442 of Class B shares.

When the National Executive Power las April 26the issued the Emergency Decree 408/2020 stating the extension of the mandatory and preventive social isolation and the CNV by means of RG 30 previously mentioned authorized the celebration of the remote Shareholder’s meetings during the enforcement of the sanitary emergency and the restriction to free circulation, even for those issuing companies where no provision in this regard is made in their articles of association, as the case of the Company, a procedural motion was formulated to hold the Extraordinary General shareholders’ Meeting by audio visual electronic means, which was unanimously approved.

It was registered that the Meeting was held through the Microsoft Teams System which allows the free accessibility to all participants to the meeting; b) the possibility to participate by voice and vote by a simultaneous transmission of sound and images and words during the entire Meeting, thus guaranteeing the equality principle to all participants; and c) the recording of the entire meeting digitally and the possibility to save a copy in a digital format.

Afterwards, the next item on the agenda is now open to discussion.

FIRST ISSUE on the agenda: 1st) APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SUSCRIBE THE MINUTES OF THE MEETING. By majority vote, with the abstention of the shareholder BONY with 1.799.500 votes and 27.480 votes against, it was decided to appoint the representatives of the shareholders ANSES, BONY and PESA to subscribe the minutes of the Meeting.

SECOND ISSUE on the agenda: 2nd ) CONSIDERATION OF THE ANNUAL REPORT AND CORPORATE GOVERNANCE REPORT, FINANCIAL STATEMENT, Statement of comprehensive income, statement of changes in equity,           Cash flow statement, notes to the financial statement, annexes and supplementaery information, reporting summary, information requIred for BYMA regUlation and National Securities Commission (CNV) regulations, reports issued by the certifying accountant and the by the commission. Consideration of  the proceedings of the board of directors in connection with the acquisitiOn of own shares at december 2019. By majority vote, with the abstention of the shareholder BONY with 4.509.280 votes and 55.600 votes against, and Ricardo Torres´ abstention to vote regarding the Board of Directors´ proceedings on the acquisition of own shares on December 31st 2019, it was decided to: (i) omit the reading of the documents under consideration, since their content has already been submitted to shareholders in a legal manner, prior to the shareholder’s meeting and within the corresponding regulatory terms, in addition to having complied with the corresponding presentations to CNV and BYMA; (ii) approve the proposal of the Board of Directors, thus approving the Board of Director’s annual report and its Annex – Corporate Governance Code and the Financial Statements of the Company which include the Statement of Comprehensive Income, Financial Statement Status, statement of changes in equity, cash flow and notes to the financial Statements, all of them corresponding to the exercise ended on December 31st 2018;  reporting summary required by the national Securities Commission, Additional information required by BYMA regulations, report issued by the external auditor and report issued by the Supervising Commission; and (iii) to approve the proceedings by the Board of Director related to the acquisition by the Company of its own shares at December 31st 2019.

THIRD ISSUE of the Agenda: 3°) ALLOCATION OF THE RESULTS OF FISCAL YEAR CLOSED ON DECEMBER 31ST, 2019. By majority of votes, with the abstention of the shareholder BONY with 88.060 votes and 7.288.420 votes against, it was decided to allocate the results of the fiscal year as follows: 654,4 million to the creation of a legal reserve and the remaining balance of $12.433,7 million to the creation of an optional reserve fund in accordance with section 70, third paragraph of the Companies Low 19550, aimed at complying with investment plans and expenses that may considered necessary and required to render the commissioned service, distribution of dividends and/or the acquisition of own shares performed or to be performed.

FORTH ISSUE of the Agenda: 4°) CONSIDERATION OF THE PERFOMANCE OF COMPANY’S BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2019. By majority of votes, with the abstention of the shareholder BONY with  150.560 votes and 96.800 votes against, it was decided to approve the performance of all the members of the Board of Directors during the fiscal year ended on December 31st 2019 and including this Meeting, namely, permanent Directors performing their duties: Ricardo Alejandro TORRES, Gustavo MARIANI, María Carolina SIGWALD María José WUILLE BILLE, Gustavo Jorge CAPATTI, Carlos Alberto IGLESIAS, Emilio BASAVILBASO, Miguel Ángel DE GODOY, Lucas Sebastián AMADO, Mariano GARCÍA MITHIEUX and Carlos Alberto LORENZETTI; and Alternate Director who have acted as such in the fiscal year: Messrs. Leandro Carlos MONTERO, Mariano BATISTELLA Alejandro CHITI and Luciano CARERI.

FIFTH ISSUE of the agenda: 5°) CONSIDERATION OF THE PERFOMANCE OF COMPANY’S AUDITING COMMISION DURING THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2019. By majority of votes, with the abstention of the shareholder BONY with 112.060 votes and 99.320 votes against, it was decided to approve the performance of the Auditing Commission, during the Financial Year ended December 31st, 2019 and including this Meeting namely permanent statuary auditors Daniel ABELOVICH, Germán WETZLER MALBRÁN and Jorge Roberto PARDO,

SIXTH ISSUE of the Agenda: 6°) CONSIDERATION OF THE REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND OF THE AUDITING COMMISSION CORRESPONDING TO THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2019. By majority of votes, with the abstention of the shareholder BONY with 1.355.560 votes and 653.000 votes against, and with a vote against by ANSES, and the abstention of Mr. Ricardo Torres regarding the remuneration of the Board of Director´s members so as to not incur in a conflict of interest  it was decided to (i) approve the amount of $ 250.651.000 as payments to the member of the Board of Directors and of the Auditing Commission for all income earned corresponding to 2019 fiscal year, delegating its distribution to the Board of Directors and or Executive Committee; (ii) authorize the payment of fee advances to Directors during the current fiscal year and up to the Meeting considering the financial statements of the exercise ending on December 31st 2020.

SEVENTH ISSUE of the Agenda: 7°)  APPOINTMENT OF TWELVE (12) PERMAMENT DIRECTORS AND TWELVE (12) ALTERNATE DIRECTORS; SEVEN (7) PERMANENT AND 7 (SEVEN) ALTERNATE TO BE APPOIRNTED FOR CLASS A, FIVE (5) PERMENENT AND FIVE (5) ALTERNATE DIRECTORS FOR CLASSES B AND C JOINTLY. In Extraordinary Meeting of Class A shareholders, with the representation of 100% of capital stock, by unanimous vote it was decided to appoint : (i) Permanent Director to Messrs.: Ricardo Alejandro TORRES, Gustavo MARIANI, María Carolina SIGWALD and Diego Martín SALAVERRI, who will be considered “non independent” pursuant to the CNV criteria, likewise pointing out that Mr. Torres is one of Edenor’s executives; and to Messrs. Gustavo Jorge CAPATTI, Carlos Alberto IGLESIAS and María José WUILLE BILLE, who will be considered “independent” pursuant to CNV´s provisions; and (ii) Alternate Directors to Messrs.: Mariano BATISTELLA, Leandro Carlos MONTERO, Daniel Eduardo FLAKS, Eduardo Abel MAGGI, Gerardo Rubén TABAKMAN, Carlos Dionisio ARIOSA and Ariel SCHAPIRA, who will be considered “non independent” pursuant to the CNV regulations criteria, likewise pointing out that Messrs. Montero, Flaks, Maggi, Tabakman, Ariosa and Schapira are executives of the Company.

In Extraordinary Meeting of Classes B and C shareholders, jointly and by majority of votes with the abstention of the shareholder BONY with 3.690.900 votes and 4.044.400 votes against, it was decided to appoint (i) as Permanent Directors to Messrs. Alejandro VANOLI LONG BIOCCA, Flavia Matilde MARRODAN, Haroldo MONTAGU, Gonzalo GUILARDES DEINERT, y Diego ROZENGARDT expressing these shall be considered “independent” for the exercising of their duties pursuant to the criteria stated in the sections 11 of Part III Chapter III Title II of CNV’s regulations and (ii) as Alternate Directors to Messrs.: Juan Santiago FRASCHINA, Adriana AVALOS, María Josefina GROSSO, Nicolas SANVITALE, and Martin BURGOS ZEBALLOS, expressing these shall be considered “independent” pursuant to the criteria mentioned above.

Consequently, the Board of Directors is composed as follows: Permanent Directors: Ricardo Alejandro TORRES, Gustavo MARIANI, María Carolina SIGWALD,  Diego Martín SALAVERRI, María José WUILLE BILLE, Gustavo Jorge CAPATTI, Carlos Alberto IGLESIAS, Alejandro VANOLI LONG BIOCA, Flavia Matilde MARRODAN, Haroldo MONTAGU, Gonzalo GUILARDES DEINERT and Diego ROZENGARDT Alternate Directors: Mariano BATISTELLA, Leandro Carlos MONTERO, Daniel Eduardo FLAKS, Eduardo Abel MAGGI, Gerardo Rubén TABAKMAN, Carlos Dionisio ARIOSA, Ariel SCHAPIRA, Juan Santiago FRASCHINA, Adriana AVALOS, María Josefina GROSSO, Nicolas SANVITALE and Martín BURGOS ZEBALLOS.

EIGHT ISSUE of the Agenda: 8°)APPOINTMENT OF THREE (3) PERMEMANENT AND THREE (3) ALTERNATE MEMBERS OF THE AUDING COMMISSION, TWO (2) PERMANENT AND TWO (2) ALTERNATE MEMBER PER CLASS A SHARES AND ONE (1) PERMEMENT AND ONE ALTERNATE MEMBER PER CLASSES B AND C SHARES JOINTLY. The extraordinary meeting of Class A shareholders, with the representation of 100 % of capital stock, decided unanimously to appoint permanent auditors to Messrs. José Daniel ABELOVICH and Germán WETZLER MALBRÁN, and as alternate auditor to Messrs.  Marcelo FUXMAN and Martín FERNANDEZ DUSSAUT.

The extraordinary meeting of Classes B and C shareholders, holding a joint meeting, decided to approve by majority of votes, with the abstention of the shareholder BONY with 2.506.800 votes and 471.220 votes against, and Mr. Ricardo Torres’ abstention, the appointment as permanent auditor to Mr. Accountant Jorge Roberto PARDO and as alternate auditor to Accountant Sandra AUDITORE, who act independently their tasks pursuant to the provisions of sections 11 and 12 of the Part III Chapter II of Title II of CNV regulations. Consequently, the Auditing Commission is composed by: Permanent  Auditors: José Daniel ABELOVICH, Germán WETZLER MALBRAN and Jorge Roberto PARDO. Alternate Auditors:   Marcelo FUXMAN, Martín FERNÁNDEZ DUSSAUT and Sandra AUDITORE

NINTH ISSUE of the Agenda: 9°) SPECIFICATION OF RETRIBUTION OF CERTIFYING ACCOUNTANT FOR FISCAL YEAR ENDED ON DECEMBER 31ST, 2019. By majority of votes with the abstention of the shareholder BONY with  82.460 votes and 69.860 votes against, it was decided to approve the retribution to Price Waterhouse & Co. S.R.L Firm., with the amount of pesos fifteen million three hundred and fifty nine thousand four hundred sixty five ($ 15.359.465) and US dollar thirty thousand (usd 30.000) in his capacity of certifying accountant appointed to the fiscal year ended on December 31st 2019, task carried out by Messrs. Cravero and Fernando Rodríguez and Ezequiel Mirazón members of the mentioned Firm.

TENTH ISSUE of the Agenda: 10°) APPOINTMENT OF THE CERTIFIED PUBLIC ACCOUNTANT WHO SHALL CERTIFY THE FINANCIAL STATEMENTS OF THE FISCAL YEAR INICIATED ON JANUARY 1ST, 2020. SPECIFICATOIN OF RETRIBUTION: By majority of votes with the abstention of the shareholder BONY with 64.220 votes and 2.642.460 votes against, it was decided to (i) appoint as permanent certifying accountant to Price Waterhouse & Co. S.R.L ‘s members Mr.  Sergio Cravero and to Messrs. Fernando Rodriguez and Ezequiel Mirazón as alternate certifying accountants for the fiscal year ending on December 31at 2020; (ii) postpone the approval of the external auditor’s retribution to the next Shareholder’s Annual Meeting.

ELEVENTH ISSUE of the Agenda: 11°) CONSIDERATION OF THE BUDGET OF THE AUDITING COMMITTEE AND THE BOARD OF DIRECTORS EXECUTIVE COMMITTEE FOR 2020 FISCAL YEAR.  By majority of votes with the abstention of the shareholder BONY with 1.769.220 votes and 67.480 votes against, it was decided to approve a budget of $$1.500.000 for the management and performance of Edenor’s Auditing Committee during the current fiscal year and a budget of $0 for the management and performance of the Executive Committee.

TWELVETH ISSUE of the Agenda: 12°) AMENDMENT OF SECTION 13, 19, 23, 25 AND 33 OF THE CORPORTE BY LAWS, ELLABORATION OF A NEW ORDERED TEXT By majority of votes with the abstention of the shareholder BONY with 1.800.800 votes and 7.523.280 votes against, and the abstention of shareholder ANSES-FGS, it was decided to approve the amendment of Sections 13, 19, 23, 25 and 33 of the Corporate By Laws ad referendum to the approval of the National Regulatory Entity for Electricity ("ENRE") and other corresponding administrative authorities.

Thirteenth ISSUe of the Agenda: 13°)  GRANTING OF AUTHORIZATOINS FOR THE processing of paperwork and required presentations for obtaining the corerpsonding registrations. By majority of votes with the abstention of the shareholder BONY with 558.060 votes and 104.480  votes against, it was decided to grant the appropriate authorizations in favor of Messrs. Carlos Dionisio Ariosa, Gabriela Laura Chillari, Camila Macarena Fernández Santiso and/or Sofía de los Ángeles Conti for the purpose of that any of them, acting on behalf and to the order of the Company,  proceeds to register the resolution approved in the Shareholders Meeting and carry out the required proceedings before the corresponding institutions, including without limitation, the presentations to be performed for obtaining the registration before the National Securities Exchange Commission, Bolsas Y Mercados Argentinos SA and the Superintendence of Corporations, as the case may be.

There being no further issues to be discussed; the meeting concludes at 12.20 am, after reading and acknowledgement of the corresponding minutes by the representatives of all participating shareholders, which will be recorded in the corresponding book and duly subscribed by them and by the Chairman of the Board of Directors upon the conclusion of the emergency and restricted circulation  measures stated by national authorities-

* * * * *

Gabriela Chillari

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: June 11, 2020